[redacted]

08031619

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS Financial Services Incorporated of Puerto Rico

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AIG Plaza, 4th Floor, 250 Muñoz Rivera Avenue
(No. and Street)

Hato Rey (City) — Puerto Rico (State) — 00918 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E.L. Alvey — (516)745-8858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1000 Scotiabank Plaza, 273 Ponce de León Avenue, San Juan, P.R. 00917-1951
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 0 5 2008
THOMSON REUTERS

SEC Mail Processing Section
APR 1 1 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E.L. Alvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal Financial Officer

Title

Notary Public

DOUGALL C. FRASER, JR.
NOTARY PUBLIC, State of New York
No. 30-1304700
Qualified in Nassau County
Commission Expires May 31, 20 11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of UBS Financial Services Incorporated of Puerto Rico at December 31, 2007 is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Miguel A. Ferrer
CEO
UBS Financial Services Incorporated of Puerto Rico

AFFIDAVIT NUMBER 44,253

Sworn and subscribed before me by Miguel A. Ferrer, in his capacity as CEO of UBS Financial Services Incorporated of Puerto Rico, of legal age, single and resident of San Juan, Puerto Rico, of whom I personally know, this 21st day of February, 2008.

Notary Public


JORGE A. MIRANDA
ABOGADO - NOTARIO

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

Year Ended December 31, 2007

Contents

0802-0918443

ERNST & YOUNG

Ernst & Young LLP
1000 Scotiabank Plaza
273 Ponce De León Avenue
San Juan, PR 00917-1951

Phone: (787) 759-8212
Fax: (787) 753-0808
Fax: (787) 753-0813
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
UBS Financial Services Incorporated of Puerto Rico

We have audited the accompanying statement of financial condition of UBS Financial Services Incorporated of Puerto Rico (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of UBS Financial Services Incorporated of Puerto Rico at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 28, 2008

UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2007
(In thousands of dollars)

Assets		
Cash and cash equivalents	$	163
Securities and cash segregated and on deposit for federal and other regulations		3,044
Financial instruments owned		24,918
Financial instruments, pledged to creditors, at fair value		31
Total financial instruments		24,949
Securities purchased under agreements to resell		777,485
Receivables:		
Interest		1,676
Brokers and dealers		974
Fees and other		6,751
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $14,384		10,126
Other assets		16,809
Total assets	$	841,977
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	130,819
Financial instruments sold, not yet purchased		585
Payables:		
Interest		237
Brokers and dealers		3,515
Other liabilities and accrued expenses		4,518
Accrued compensation and benefits		17,715
Payable to affiliated companies		556,250
		713,639
Subordinated liabilities		52,900
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		41,255
Retained earnings		34,182
Total stockholder's equity		75,438
Total liabilities and stockholder's equity	$	841,977

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Financial Services Incorporated of Puerto Rico (the Company) is incorporated in Puerto Rico and is a wholly owned subsidiary of UBS Financial Services Inc. (UBSFSI). UBSFSI is a wholly owned subsidiary of UBS Americas Inc. (UBS Americas), which in turn is a wholly owned subsidiary of UBS AG (UBS). The Company has material transactions with its affiliates.

The Company is a registered broker-dealer that engages in the trading of Puerto Rico Government National Mortgage Association securities, United States government and agency obligations, Puerto Rico municipal obligations, commercial paper and other short-term debt, and equity securities. In addition, the Company provides brokerage and advisory services to retail, corporate, and institutional clients as well as mutual funds.

This financial statement is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115* (SFAS No. 159). SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. For any eligible items that exist at the effective date for which an entity chooses to elect the fair value option, the effect of the first remeasurement to fair value shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Company is currently assessing the impact SFAS No. 159 will have on the statement of financial condition.

(In thousands of dollars, except share data)

1. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements (continued)

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations* (SFAS No. 141(R)) and SFAS No. 160, *Noncontrolling Interests in Consolidated Statement of financial condition, an amendment of ARB No. 51* (SFAS No. 160). These new standards change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated statement of financial condition. Noncontrolling interest will now be reported as an element of consolidated equity and not within a mezzanine section of the statement of financial condition.

There also will be separate disclosure of net income attributable to the parent and the noncontrolling interest on the face of the statement of operations. With respect to SFAS 141 (R), transaction costs will not be considered part of the fair value of an acquirer's interest and will be expensed as incurred. In addition, restructuring accruals will no longer be considered as part of goodwill. SFAS No. 141(R) and SFAS No. 160 are effective for the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) and SFAS No. 160 are not expected to have a material impact on the statement of financial condition.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, *Amendment of FASB Interpretation No. 39* (FSP FIN 39-1). FSP FIN 39-1 amends certain provisions of FIN 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early application permitted. The Company is currently assessing the impact FIN 39-1 will have on the statement of financial condition.

In June 2007, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 06-11 *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* (EITF 06-11). This issue requires that the tax benefits related to dividend equivalents paid on restricted stock units, which are expected to vest, be recorded as an increase to additional paid-in capital. EITF 06-11 is effective prospectively to the income tax benefits on dividends declared in fiscal years beginning after December 15, 2007. The Company is currently assessing the impact EITF Issue No. 06-11 will have on its statement of financial condition.

(In thousands of dollars, except share data)

1. Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Standards

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. The Company adopted the provision of FIN 48 on January 1, 2007. As a result of the implementation of FIN 48, the Company determined that it did not require a change in its tax liability for unrecognized tax benefits and consequently, the beginning balance of retained earnings was unaffected. As of December 31, 2007, the Company determined that it has no uncertain tax positions, interest or penalties as defined within FIN 48, and accordingly, management has concluded that no additional FIN 48 disclosures are required.

The Company files income tax returns with the Commonwealth of Puerto Rico. The tax years that remain subject to examination are 2003 - 2006. The Company does not believe that it is reasonably possible that the amounts of unrecognized tax benefits will significantly increase within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income taxes.

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations or price activity of similar instruments and pricing models. Pricing models consider time value and volatility factors underlying the financial instruments and other economic measurements.

1. Summary of Significant Accounting Policies (continued)

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Related revenues and expenses are recorded in the accounts on a trade date basis. Unrealized gains and losses from marking-to-market trading instruments daily are included in principal transactions revenues on the statement of income. Realized gains and losses on trading instruments and any related interest amounts are included in principal transactions revenues and interest revenues and expenses, respectively.

Derivative Financial Instruments

A derivative is typically defined as an instrument whose value is "derived" from an underlying instrument or index such as a forward, future, swap or option contract and other financial instruments with similar characteristics. A derivative financial instrument also includes firm or standby commitments for the purchase of securities.

The derivative definition does not include cash instruments whose values are derived from changes in the value of some asset or index, such as mortgage-backed securities. Derivative contracts used by the Company generally represent future commitments to exchange interest payment streams based on the gross contract or notional amount or to purchase or sell financial instruments at specified terms and future dates.

In connection with the Company's trading activities, the Company may take a position based upon expected future market conditions. The Company also takes positions to facilitate client transactions.

1. Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

Derivative instruments held or issued for trading purposes are marked-to-market daily with the resulting unrealized gains and losses recorded in the statement of financial condition in financial instruments, financial instruments sold, not yet purchased, and the related profit or loss reflected in principal transactions revenues in the statement of operations. The fair value of exchange-traded derivatives, such as futures and certain option contracts, is determined by quoted market prices while the fair value of derivatives negotiated in over-the-counter markets are valued based upon dealer price quotations or pricing models which consider time value and the volatility of the underlying instruments, as well as other economic factors. The Company held no derivative contracts at December 31, 2007.

Collateralized Securities Transactions

Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements), principally mortgage-backed, municipal, and United States government and agency securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain possession or control of securities, which have a fair value in excess of the original principal amount loaned, in order to collateralize resale agreements. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection. When specific conditions are met, including the existence of a legally enforceable master netting agreement, balances relating to resale agreements and repurchase agreements may be netted by counterparty on the statement of financial condition.

1. Summary of Significant Accounting Policies (continued)

Collateralized Securities Transactions (continued)

In the normal course of business, the Company obtains securities under agreements to resell, on terms which permit it to repledge or resell the securities to others. At December 31, 2007, the Company obtained securities with a fair value of $869,357 on such terms, of which $141,607 have been either pledged or otherwise transferred to others in connection with the Company's financing activities.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

Certain income and expense items are accounted for in different periods for income tax purposes than for financial reporting purposes. Provisions for deferred taxes are made in recognition of these temporary differences in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*.

The Company files income tax returns with the Commonwealth of Puerto Rico.

Tax Benefits Associated with Share-based Compensation

FAS 123R, *Share-Based Payment*, states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition, the tax benefit associated with any excess deduction is considered a "windfall" and recognized in Shareholders' Equity as Additional Paid in Capital (APIC). However, FAS 123R, paragraph A94, footnote 82, states, in pertinent part, that an entity may not realize windfall tax benefits through APIC until such time as

1. Summary of Significant Accounting Policies (continued)

Tax Benefits Associated with Share-based Compensation (continued)

that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. Currently, the Company is in a net operating loss position (NOL) and, thus, is not paying any taxes and, accordingly, no benefit will be realized. When the income tax benefit of these deductions is realized, $8,184 tax benefit will be recorded in APIC, where 3,061 relates to the current year and $5,122 relates to 2006 and 2005.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximate fair value.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities segregated for regulatory purposes, trading assets, resale agreements, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contracted amounts approximating fair value.

Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers include amounts due on failed securities transactions.

(In thousands of dollars, except share data)

1. Summary of Significant Accounting Policies (continued)

Asset Purchase Agreement

On October 10, 2006, the Company entered into an asset purchase agreement with a local broker-dealer to acquire certain assets actually or potentially used by Seller in the normal course of its retail business, as defined.

As consideration of the acquisition of the assets, the total purchase price paid was $4,906. The payment was allocated for statement of financial condition purposes as follows, $1,226 as an intangible asset and $3,680 as goodwill.

The intangible asset will be amortized over 10 years.

2. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

At December 31, 2007, Financial instruments owned (including those pledged to creditors) and financial instruments sold, not yet purchased recorded at fair value, consisted of the following:

Financial instruments owned:	
Equities	$23,107
Puerto Rico municipal obligations	1,559
Debt	138
Mortgage-backed securities	145
	$24,949
Financial instruments sold, not yet purchased:	
Equities	$ 20
Puerto Rico municipal obligations	539
Mortgage-backed securities	26
	$ 585

2. Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased (continued)

Financial instruments owned, pledged to creditors, included in the statement of financial condition, represent proprietary positions, which have been pledged as collateral to counterparties on terms that permit the counterparties to sell or re-pledge the securities to others.

Financial instruments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

3. Related Party Transactions

The Company meets its short-term financing needs by borrowing from UBSFSI. Also, in the normal course of business, the Company enters into securities transactions with UBSFSI and other affiliates. At December 31, 2007, the Company had resale agreements of $166,075 with mutual funds co-managed by an affiliate.

UBSFSI provides various administrative and operational services for the Company. The Company is charged interest on a portion of its payables to affiliates based on the federal funds rate or the London Interbank Offered Rate (LIBOR).

UBSFSI guarantees the commitments and obligations of the Company for which there is no charge.

Retail clients of the Company are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSI pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its clients.

4. Subordinated Liabilities

Under the terms of the Subordinated Term Note (the Note) between the Company and UBSFSI, the Company was obligated to UBSFSI for $2,900 due on October 31, 2008. The maturity date is automatically extended for one year unless the Board of Directors of UBSFSI votes not to renew this loan. The interest rate is based upon LIBOR.

Under the terms of the Junior Subordinated Revolving Credit Agreement between the Company and UBSFSI, UBSFSI has agreed to make revolving credit loans to the Company up to a maximum of $75,000 from time to time until March 31, 2011. At December 31, 2007, there was $50,000 outstanding under this credit facility. Interest on borrowings under the terms of the revolving credit facility is calculated at a rate based on USD Overnight LIBOR, as posted daily by the British Banker's Association.

5. Risk Management

Financial instrument transactions involve varying degrees of both market and credit risk. The Company monitors its exposure to market and credit risk on a daily basis and through a variety of financial, security position and credit exposure reporting and control procedures.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instrument. The Company has a variety of methods to monitor its market risk profile. The senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, and trading strategies on a daily basis. The Company also utilizes the independent risk control group of UBSFSI which aids in setting and monitoring risk management and control policies of the Company, including monitoring adherence to established limits, performing market risk modeling, and reviewing trading positions and hedging strategies.

Market risk modeling is based on estimating potential loss through models such as Value-at-Risk. Other market risk control procedures include monitoring inventory agings, reviewing traders' marks, and regular meetings between the senior management of the business groups and the risk control group.

5. Risk Management (continued)

Credit Risk in Proprietary and Client Transactions

Counterparties to the Company's proprietary trading, hedging, financing and arbitrage activities are primarily financial institutions including brokers and dealers, banks, and institutional clients. Credit losses could arise should counterparties fail to perform and the value of any collateral proves inadequate. The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Receivables and payables with brokers and dealers and resale and repurchase agreements are generally collateralized by cash, mortgage-backed, municipal, United States government and agency securities. Additional collateral is requested when considered necessary.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2007, were settled without adverse effect on the Company's statement of financial condition, taken as a whole.

Concentrations of Credit Risk

Concentrations of credit risk that arise from financial instruments (whether on- or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors. During 2007, the Company engaged in underwriting and other financing activities primarily with municipalities and other financial institutions. These activities could result in concentrations of credit risk with a particular counterparty, or group of counterparties operating in a particular geographic area or engaged in business in a particular industry.

The Company seeks to control its credit risk and the potential for risk concentration through a variety of reporting and control procedures.

5. Risk Management (continued)

Concentrations of Credit Risk (continued)

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions including banks, brokers and dealers, and mutual funds.

Operating Risk

Operating risk focuses on the Company's ability to accumulates, process and communicates information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an effective internal control environment which incorporates various control mechanisms. The internal control environment includes various oversight functions, such as Audit, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

6. Commitments and Contingencies

The Company has been named as a defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with various counsels handling such matters, these actions will be resolved with no material adverse effect on the Company's financial statements, taken as a whole.

In the normal course of business, the Company enters into underwriting commitments. Settlement of these transactions at December 31, 2007, would not have had a material impact on the Company's financial statements, taken as a whole.

7. Stockholder's Equity

There are 10,000 shares authorized, 1,000 issued and outstanding of $1 par value common stock. Also, included as a direct increase to stockholder's equity is the tax benefit resulting from the exercise and vesting of employees' UBS stock options and change in market price between the grant date and vesting date of UBS restricted stock.

8. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under the method of computing capital requirements adopted by the Company, net capital shall not be less than the excess margin collected on resale agreements plus $250. As of December 31, 2007, the Company's net capital, as defined, was $65,398, which exceeded the minimum net capital requirement by $60,998.

Dividend payments, equity withdrawals, and advances to UBSFSI or any of its affiliates are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule.

9. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans, which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan (EOP). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

(In thousands of dollars, except share data)

9. Employee Incentive Awards (continued)

Awards are granted to employees by UBS and the share delivery obligations are satisfied by UBS under its option-based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

At exercise, shares held in treasury or newly issued shares are delivered to the employee against receipt of the strike price.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2007 was determined using the following assumptions (CHF):

2008 Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	23.86	22.51	29.23
Risk free interest rate (%)	2.58	2.46	3.27
Expected dividend	$3.13	$2.20	$4.56
Strike price	71.31	55.48	78.80
Share price	70.25	55.48	78.80

9. Employee Incentive Awards (continued)

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the PartnerPlus Plan), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percent of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six- to ten-year period. The awards are expensed on a straight line basis over the vesting period.

10. Employee Benefit Plans

The Company has entered into various agreements with certain of its financial advisors whereby these financial advisors receive a forgivable loan. These employee forgivable loans (EFLs) have been capitalized and are being amortized on a straight-line basis over the terms specified in each agreement.

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the Plan) of UBS Financial Services Inc., which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Financial Services Inc. 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS FSI also provides certain life insurance and health care benefits to employees of the Company.

(In thousands of dollars, except share data)

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, deferred tax assets are included in other assets in the Statement of Financial Condition and are reflected with a reduction for a valuation allowance.

For the year ended December 31, 2007, the Company had net deferred tax asset (DTA) of $22,038, before any valuation allowance, of which $11,383 related to Puerto Rico net operating losses (NOLs), $10,435 related to employee benefits and $220 attributable to miscellaneous other assets. Note that the NOLs begin to expire in 2012.

In accordance with FAS 109, a valuation allowance is to be recorded whenever the ultimate realization of DTA is, more likely than not, not going to be realized. In assessing the recoverability of the DTAs, the Company considered all available positive and negative evidence, including history of earnings as well as all possible tax planning strategies.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized in all of its DTAs and, accordingly, a full valuation allowance of $22,038 has been booked.

The effective tax rate of the Company differs from the statutory Puerto Rico rate of 39% primarily due to the write-off of the Company's deferred tax assets.

12. Subsequent Events

Due to an environmental contamination that occurred on February 12, 2008, the Company's headquarters were evacuated. All functions performed at headquarters are now being conducted in the Company's various branches. In March 2008, its retail operations will be temporarily transferred to City View Building in Guaynabo, Puerto Rico. All clients have been advised accordingly.

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